File No. 82-3929

FANCAMP EXPLORATION LTD.

QUARTERLY REPORT

FOR THE PERIOD ENDED JANUARY 31, 2006

Prepared By Management
March 2, 2006

FNC LISTED ON TSX venture EXCHANGE TSX

FANCAMP EXPLORATION LTD.

FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2006

(Unaudited - prepared by management)

Contents:

FANCAMP EXPLORATION LTD.

BALANCE SHEET
(Unaudited - Prepared by Management)

January 31, 2006

	January 31 2006	April 30 2005
Assets		
Current		
Cash and Marketable Securities	98,202	216,018
Accounts Receivable	4,578	9,409
Accrued Mining Duty Refunds	66,962	66,962
Prepaid Expenses	5,800	2,175
Total Current Assets	175,543	294,564
Investment - Diadem Exploration Inc.	2,344	2,344
Mineral Properties	941,661	907,279
Total Assets	$1,119,548	$1,204,188
Liabilities		
Current		
Accounts Payable and Accrued Liabilities	18,215	36,475
Long-term		
Deferred Quebec Mining Duties	191,855	191,855
Total Liabilities	210,070	228,330
Shareholders' Equity		
Share Capital	6,840,073	6,825,073
Contributed Surplus	112,980	112,980
Deficit	-6,043,575	-5,962,195
Total Shareholders' Equity	909,478	975,859
Total Liabilities and Shareholders' Equity	$1,119,548	$1,204,188

FANCAMP EXPLORATION LTD.

STATEMENT OF CASH FLOWS

(Unaudited - Prepared by Management)

For the three and nine month periods ended January 31, 2006 and 2005

	Three Months Ended January 31 2006	Nine Months Ended January 31 2006	Three Months Ended January 31 2005	Nine Months Ended January 31 2005
Operating Activities				
Profit(Loss) for the Period	-29,749	-81,379	-19,798	-73,230
Non-Cash Charges to Income:				
Net Change in Non-Cash Working Capital	-5,967	-17,053	186,154	-129,377
Total Operating Activities	-35,716	-98,432	166,356	-202,607
Financing Activities				
Private Placement-Flow-through Shares	0	0	0	400,000
Share Capital Received	0	0	0	55,000
Shares Issued for Property Acquisition	15,000	15,000	0	0
Exercise of Options	0	0	0	950
Total Financing Activities	15,000	15,000	0	455,950
Investing Activities				
Beauce	-27,378	-27,378	0	0
Dileo Lake	-312	-432	0	0
Johan Beetz	588	-5,689	0	0
Lac La Blache	-4,757	-5,857	0	0
Lac Mechant	0	-550	0	0
Lemoine	-1,000	-1,000	0	0
Manic III	-1,666	-2,491	0	-3,904
Manicuagan	2,956	-10,244	0	-10,098
McFaulds	0	-440	0	-1,350
Mingan Longue Pointe	38,346	24,937	-26,187	-79,105
Mount Reed/Mount Wright	0	1,268	0	-2,338
Rupert	963	963		
St. George	-4,685	-6,449	-3,676	-7,327
Tilly Lake	0	-1,020	0	0
Total Investing Activities	3,055	-34,383	-29,864	-104,123
Change in Cash during the Period	-17,661	-117,815	136,492	149,220
Cash at Beginning of Period	115,863	216,018	55,167	42,438
Cash at End of Period	$98,202	$98,202	$191,659	$191,659

3. **Use of Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in operations in the period in which they become known.

4. **Stock Based Compensation**

No compensation expense is recognized when management incentive stock options are granted. The consideration received by the Company from employees and directors on the exercise of such options is credited to share capital. The Company has elected to prospectively recognize compensation expense for the estimated fair value of stock options granted to both employees and non-employees for the year ended April 30, 2005. A similar calculation and recognition will be made at the end of the current year, ending April 30, 2006.

5. **Loss Per Share**

Basic loss per share is calculated by dividing the loss for the period by the weighted number of shares outstanding during the period.

6. **Investment In Shares**

The Company holds 13,390 first preferred shares of Diadem Exploration Inc. The value of these shares is being carried on the books of the Company at their market value as at April 30, 2005. The shares of Diadem Exploration Inc. are exchangeable into shares of Diadem Resources Ltd. at the option of Diadem Resources Ltd. and of Fancamp and its joint venture partners after December 31, 2004 through to December 31, 2006 at an exchange price based upon the weighted average price of Diadem Resources Ltd.'s common shares during the three month period ended December 31, 2004.

7. **Share capital**

As at January 31, 2006

Authorized: 50,000,000 common shares with no par value

Issued:

	2005-2006		2004-2005	
	Number	Amount	Number	Amount
Balance, beginning of year	23,692,981	$6,825,073	18,883,481	$6,378,484
Options Exercised	0	0	9,500	950
Warrants Exercised	0	0	800,000	100,000
Flow-through Private Placement	0	0	4,000,000	400,000
Property Acquisition-Beauce	100,000	15,000		
Balance, end of period	23,792,981	$6,840,073	23,692,981	$6,879,434

Warrants Outstanding

There are warrants outstanding for the purchase of up to 4,000,000 flow-through common shares, at a price of $0.15 per share, expiring July 26, 2006.

Share Capital Issued

During the period, 100,000 common shares were issued to two arm's-length individuals pursuant to an Option Agreement whereby the Company may earn up to a 100% interest in the Beauce claims. Should the Company meet the required expenditures and wish to continue earning their interest, a further 300,000 common shares will be issued to the Vendors over a 3 year period.

MANAGEMENT DISCUSSION AND ANALYSIS

January 31, 2006

GENERAL

The following discussion of performance, financial condition and future prospects should be read in conjunction with the financial statements of the company and notes thereto for the nine month period ended January 31, 2006. The Company's financial statements are prepared by management in accordance with Canadian General Accepted Accounting Principles. The Company's reporting currency is Canadian dollars. The date of this Management Discussion and Analysis is March 2, 2006. Additional information on the Company is available on SEDAR at www.sedar.com.

NATURE OF BUSINESS

Fancamp Exploration Ltd. is a development stage company in the business of mineral exploration. The Company's main focus continues to be on the exploration and development of the Mingan Titanium Option in Longue Point, Quebec.

OVERALL PERFORMANCE

The Company had working capital of $157,328 as at January 31, 2006.

RESULTS OF OPERATIONS

The Company incurred a net loss of $29,749 for the three months ended January 31, 2006, compared to a net loss of $19,798 for the previous year. The loss per was $0.001 in 2006 and $0.001 in 2005. The Company incurred increased legal costs during the period for services rendered in connection with the legal disputes discussed in Note 10. Contingency, attached to the financial statements. The Company also incurred increased costs for corporate travel in Quebec and New Brunswick required for the further development of the Company and its projects.

Management fees remained unchanged quarter over quarter. The Company pays a geological fee of $2,500 per month to Peter H. Smith, President for the ongoing management and operation of the company's exploration programs as well as evaluation of potential property acquisitions. An additional fee of $1,250 is paid to Debra Chapman, Secretary and Director for the ongoing management and administration of the Company's business affairs.

MINERAL PROPERTIES

Mingan Titanium Option, Longue Pointe, Quebec Joint Venture

The Company has earned its 50% interest in Mingan and bench scale test work on the massive hemoilmenite is ongoing, with the intent of developing high titanium and iron oxide end products.

Drilling and gravity surveys on the Mingan Showing have outlined potentially exploitable resources of massive hemoilmenite.

Mount Reed/Mount Wright Iron Prospects, Quebec Joint Venture

A large number of iron ore prospects have been staked jointly with the Sheridan Platinum Group, in the Mount Reed/Mount Wright District and cover approximately 21,000 hectares or 52,500 acres. Many of these prospects were drilled in the fifties and sixties, and substantial (non 43-101 compliant) tonnages of

deposit has been estimated to contain at least 79 million tons averaging 50% Fe and 20% TiO_2 (not 43/101 compliant). Metallurgical problems have prevented development to date, but the Company is optimistic that such problems can be overcome, and test work has begun on this material.

100% Owned Manic III / B-40 Property, Quebec

This property, part of the Company's inventory, and the site of two interesting high grade nickel showings, has attracted the attention of a number of companies, potential joint venture partners. It is located north of Baie Comeau, about halfway to the Manicaugan Property, and is accessible by numerous lumber roads. The Company plans further trenching on one of these showings.

100% Owned St. George (Clarence Stream) Properties, SE New Brunswick

The Company continues to maintain its land position in the Clarence Stream gold camp of southeastern New Brunswick, the site of potentially economic gold discoveries by Freewest Resources Canada Inc. Some of these properties are held in 50/50 joint venture with Golden Hope Mines Ltd.

Other Properties

The Company continues to hold a number of prospective properties in inventory. These properties will be held in inventory until the economic conditions of the global mining industry and the company warrant commencing new exploration programs. Further information can be found in the Company's audited annual financial statements.

SUMMARY OF QUARTERLY RESULTS

Selected financial information for the quarter ended January 31, 2006 and the preceding 7 quarters:

Three Months Ended	3rd Quarter January 31, 2006	2nd Quarter October 31, 2005	1st Quarter July 31, 2005	4th Quarter April 30, 2005
Operating Loss	$29,749	$33,113	$18,518	$87,437
Loss per Share	$0.001	$0.001	$0.001	$0.003
Fully Diluted Loss per Share	$0.001	$0.001	$0.001	$0.002

Three Months Ended	3rd Quarter January 31, 2005	2nd Quarter October 31, 2004	1st Quarter July 31, 2004	4th Quarter April 30, 2004
Operating Loss	$19,798	$36,236	$17,196	$78,782
Loss per Share	$0.001	$0.001	$0.001	$0.001
Fully Diluted Loss per Share	$0.000	$0.001	$0.001	$0.001

The operating expenses are higher in the 2nd Quarter of both 2004 and 2005 as this is the quarter that the Company incurs additional costs related to the filing of the audited annual financial statements and preparation and mailing of annual meeting materials to shareholders. The increase in the recorded losses for the 4th quarter of both 2004 and 2005 are the result of accounting for stock based compensation. This resulted in an additional charge to operations of $58,619 in 2005 and $56,000 in 2004. Refer to Note 6 of the audited annual financial statements for the years ended April 30, 2004 and 2005. For further information, refer to Results of Operations.

EXPLORATION EXPENDITURES

For the three months ended January 31, 2006

	Acquisition Costs	Camp Costs	Drilling	Engineering Consulting and Sundry	Prospecting Ground/Air Surveys	Total
100% Owned						
Dileo Lake				312		312
Lac La Blache					4,757	4,757
Lemoine					1,000	1,000
Manic 3				1,666		1,666
St. George	2,443			2,242		4,685
50% Owned						
Johan Beetz				550	4,474	5,024
Options on Mineral Properties						
Beauce	27,378					27,378
Total	29,821	0	0	4,770	10,231	44,822

For the nine months ended January 31, 2006

	Acquisition Costs	Camp Costs	Drilling	Engineering Consulting and Sundry	Prospecting Ground/Air Surveys	Total
100% Owned						
Dileo Lake				432		432
Lac La Blache				1,100	4,757	5,857
Lemoine					1,000	1,000
Manic 3				2,491		2,491
Manicuagan		4,550		2,200	6,450	13,200
McFaulds				440		440
Mechant - Sept-Iles				550		550
St. George	3,657			2,792		6,449
Tilly Lake				1,020		1,020
50% Owned						
Johan Beetz	1,560	3,465		7,728	4,761	17,514
Mount Reed/Mount Wright	-618			-650		-1,268
Options on Mineral Properties						
Beauce	27,378					27,378
Mingan Longue Pointe				8,659	4,750	13,409
Total	31,977	8,015	0	26,762	26,192	88,472

estimates are reviewed periodically, and, as adjustments become necessary, they are reported in operations in the period in which they become known.

No compensation expense is recognized when management incentive stock options are granted. The consideration received by the Company from employees and directors on the exercise of such options is credited to share capital. Fancamp has elected to prospectively recognize compensation expense for the estimated fair value of stock options granted to both employees and non-employees for the year ended April 30, 2005. A similar calculation and recognition will be made at the end of the current year, ending April 30, 2006.

CHANGE IN ACCOUNTING POLICY

The Company did not make any changes to its accounting policy during the current quarter.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The information provided in this report, including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the financial statements.

Management maintains a system of internal controls to provide reasonable assurance that the Company's assets are safeguarded and to facilitate the preparation of relevant and timely information.

CAUTION REGARDING FORWARD LOOKING STATEMENTS

Statements contained in this document, which are not historical facts are forward looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements. Factors that could cause differences include, but are not limited to, are volatility and sensitivity to market prices for base metals, environmental and safety issues, changes in government regulations and policies and significant changes in the supply-demand fundamentals for base metals that could negatively affect prices. Although the Company believes that the assumptions used are reasonable, these statements should not be heavily relied upon. The Company disclaims any intention or obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise.